

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

<u>Via E-mail</u>
Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re: Biglari Holdings Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 25, 2015**
> **File No. 000-08445**

Dear Mr. Biglari:

We have reviewed your filing and have the following comment.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. We note the assertion on page 4 that Mr. Swenson's intent in conducting a rights offering at Pro-Dex was to cause shareholders to suffer extreme dilution. Qualify this assertion as your belief in future filings, and provide supplemental support for this assertion with your response.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Michael Neidell, Esq.
Olshan Frome Wolosky LLP